Exhibit 99.1

Cango Inc. Announces Changes to Board of Directors

SHANGHAI, February 15, 2019 /PRNewswire/ — Cango Inc. (“Cango” or the “Company”) (NYSE: CANG), a leading automotive transaction service platform in China, today announced that Mr. Zuyu Tan and Mr. Weibiao Zhan have tendered their resignations as directors of the Company’s board of directors for personal reasons. Their resignations were effective as of February 14, 2019. The Company would like to express its gratitude for services provided by Mr. Zuyu Tan and Mr. Weibiao Zhan.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Investor Relations Contact

Caroline Li

Cango Inc.

Tel: +86 (21) 3183-5087

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

SOURCE Cango Inc.